

October 31, 2011

<u>Via E-mail</u>
Robert P. LoCascio
Chief Executive Officer
LivePerson, Inc.
475 Tenth Avenue, 5th Floor
New York, NY 10018

      Re: LivePerson, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 15, 2011
              Form 8-K Filed August 3, 2011
              File No. 000-30141

Dear Mr. LoCascio:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief